Exhibit 10.22

November 15, 2004

Stephen C. Costalas, Esquire

Dear Steve:

I am pleased to offer you the following opportunity with Pharmacopeia Drug Discovery, Inc.  It is my sincere hope that you will choose to join our organization, as it is our belief that you possess the ability to make significant contribution toward our future growth and innovation.  The following will confirm the terms of our offer of employment to you:

Position/Location: You will assume the position of Executive Vice President, General Counsel and Secretary (the “Position”), based in our Princeton, NJ headquarters and in this position will report directly to me.  The Position shall be part of the Company’s executive management team (EMT) and shall require you to assume responsibility for duties generally associated with the Executive Vice President, General Counsel and Secretary position.

Compensation: Your compensation in the Position will include an annual base salary of $230,000.00, paid semi-monthly at the rate of $9,583.33 per pay period.  This will be your base salary through 2005 and until our 2006 Salary Review effective March 1, 2006.  Effective January 1, 2005, or upon your actual start date, whichever is later, you will participate in our annual management incentive program and will be eligible to earn, at target, an additional 30% of your base salary based upon the achievement of corporate and individual objectives.  In addition, you will be paid a one-time bonus of $60,000 upon commencement of your employment with us.

Employment and Benefits: As an employee of Pharmacopeia, you will participate in our comprehensive employee benefits package.  We are committed to maintaining a competitive position in the employment marketplace and in doing so make available to you the standard employee benefits package provided to employees. This will include, but is not limited to, health, disability, and life insurance; participation in our 401(k) retirement plan; vacation benefits, and participation in both our stock option and stock purchase plans.  Additionally, you will be eligible to participate in our Executive Life, LTD and Deferred Compensation plans.  Please find a complete summary of our benefits enclosed for your review.

Relocation Terms: Pharmacopeia will agree to pay for reasonable and customary expenses associated with your relocation within a reasonable commuting distance of the Princeton area.  Relocation expenses will include the following:

House hunting trips for you and your family

Packing, moving and storage of your household goods

Closing costs associated with the sale of your home, including realtors fees

Closing costs associated with the purchase of a home near corporate headquarters

Travel expenses associated with the aforementioned

Non-reoccurring, one-time expenses (automobile registration, utility connection charges etc.)

Tax gross up on applicable, approved expenses

Should you voluntarily terminate your employment with the company prior to one (1) year from the date of your relocation, you will agree to repay to the company all monies paid to you or on your behalf in association with your relocation.

Severance Provisions: We will provide a separate agreement that details our mutual obligations and commitments upon the termination of your employment.

Incentive Stock Option Grant: Upon joining the Company, you will be given an option for 125,000 shares of Company common stock pursuant to the terms of the Company’s 2004 Stock Incentive Plan (the “Plan”).  The option will be memorialized in an option agreement with standard terms consistent with this letter agreement and your severance agreement.  The option will vest over a 4-year period, 25% at the end of the first year and monthly thereafter.  The option will be priced at the market close price on your first day of employment with us.    In the event of a consolidation, merger, reorganization, or sale of all, or substantially all, of the assets or capital stock of the Company or other business combination in which the Plan is not either continued or assumed, the above option will vest in full.

Vacation:  You will receive four weeks vacation annually, beginning January 1, 2005.

Reimbursement of Expenses:  The Company shall reimburse you for all normal items of travel, entertainment and other business expenses reasonably incurred by you on behalf of the Company.  These expenses shall include annual bar registration fees for the states of Pennsylvania and New Jersey as well as continuing legal education costs (and related travel costs) reasonably necessary to maintain your professional skills as well as your professional standing to practice law in Pennsylvania and New Jersey.  Such expenses shall be documented and submitted to the Company in accordance with the reimbursement policies of the Company in effect from time to time.

Attorney Fees:  The Company agrees to pay the reasonable legal fees you incur in the negotiation and execution of this agreement, in an amount not to exceed $ $3,000.

Confidentiality:  Due to the nature of your responsibilities, you will be required to execute the Company’s Invention and Non-Disclosure Agreement upon commencement of your employment with Pharmacopeia Drug Discovery, Inc.  We enclose a copy of this Agreement for your review.

Consideration and Response Times: We would appreciate a response to this offer no later than November 23, 2004.

Start Date: We will mutually agree to a start date and propose it to be January 3, 2005.

This letter supersedes any prior or contrary representations that may have been made by Pharmacopeia Drug Discovery, Inc.  The terms of this offer may be amended only in writing and signed by you and me.  This offer is subject to satisfactory documentation with respect to your identification and right to work in the United States.  Please sign and return one copy of the letter.

We look forward to your participation as a member of the Pharmacopeia team and your involvement in what we are confident represents an exciting and professionally rewarding venture.

On Behalf of Pharmacopeia Drug Discovery, Inc:

/s/ Leslie J. Browne, PhD
Leslie J. Browne, PhD
President & CEO

Signed and agreed by:

/s/ Stephen C. Costalas, Esquire
Stephen C. Costalas, Esquire